SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Grab Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value $0.000001 per share

(Title of Class of Securities)

G4124C109

(CUSIP Number)

Prashanth Mahendra-Rajah

c/o Uber Technologies, Inc.

1725 3rd Street

San Francisco, CA 94158

(415) 612-8582

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:)

May 8, 2024

(Date of Event which Requires Filing on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Uber Technologies, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 535,902,982(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 535,902,982(1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 535,902,982(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.1%(2)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Consists of 535,902,982 Class A ordinary shares, par value $0.000001 per share, of Grab Holdings Limited.

(2)	The percent of class beneficially owned by the Reporting Person was calculated assuming 3,813,340,767 Class A ordinary shares issued and outstanding as of December 31, 2023, as described in the Issuer’s report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2024. Represents approximately 5.8% of the voting power of the common shares of the Issuer as a result of the 120,402,284 Class B ordinary shares issued and outstanding as of December 31, 2023, as described in the Issuer’s report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2024.

Item 1. Security and Issuer

(a) This Schedule 13D (this “Statement”) relates to the Class A ordinary shares, par value $0.000001 per share (the “Class A ordinary shares”), of Grab Holdings Limited (the “Issuer”).

(b) The address of the principal executive offices of the Issuer is 3 Media Close, #01-03/06, Singapore 138498.

Item 2. Identity and Background

(a-c) This Statement is being filed by Uber Technologies, Inc. (the “Reporting Person” or “Uber”), a publicly traded Delaware corporation, because the Reporting Person holds 535,902,982 Class A ordinary shares of the Issuer. The principal business of the Reporting Person is the operation and continued development of a technology platform that uses a massive network, leading technology, operational excellence and product expertise to power movement from point A to point B. The business address of the Reporting Person is 1725 3rd Street, San Francisco, CA 94158. Set forth on Schedule I, which is incorporated herein by reference, is the name, business address and principal occupation or employment and citizenship of each of the Reporting Person’s directors and executive officers.

(d) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 3. As described in Item 6 of this Statement, the securities reported on this Statement reflect the Purchase Agreement and the Business Combination Agreement (as defined below) and the transactions consummated in connection therewith.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated herein by reference. The Reporting Person periodically reviews its investments in issuers, including the Issuer, and intends to further assess its investment in the Issuer from time to time, on the basis of various factors, including, without limitation, the Issuer’s business performance, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities available to the Reporting Person and the Issuer. The Reporting Person seeks to maximize the value of its investment in the Issuer. If the Reporting Person believes that further investment in the Issuer is attractive, the Reporting Person may acquire (or seek to acquire) ordinary shares or other securities of the Issuer or interests in the assets or businesses of the Issuer. Similarly, Uber may determine to dispose of some or all of the Class A ordinary shares currently owned by the Reporting Person.

Depending upon the foregoing factors or any other factors that the Reporting Person may deem relevant, the Reporting Person may (i) acquire additional securities of the Issuer in open market transactions or privately negotiated transactions, (ii) make a proposal or proposals to acquire more (or potentially all) of the equity interests in the Issuer, including, without limitation, directly from certain (or potentially all) of the security holders of the Issuer, and make a shareholder proposal or proposals to request that the Issuer consider one or more extraordinary transactions, such as a merger (which transactions may cause the Issuer’s Class A ordinary shares and warrants to be delisted from the Nasdaq stock exchange or deregistered under the Securities Act of 1933, as amended), (iii) dispose of part or all of its investment in the Issuer in open market transactions, privately negotiated transactions, via extraordinary transactions such as a merger or otherwise, and/or (iv) acquire assets or businesses of the Issuer or its subsidiaries, or an interest in assets or businesses of the Issuer or its subsidiaries, in each case including, without limitation, through the formation of a joint venture, strategic partnership or otherwise. Any acquisition or disposition may be effected by the Reporting Person at any time without prior notice, subject to applicable law.

Dara Khosrowshahi, the Reporting Person’s Chief Executive Officer and a member of the Reporting Person’s board of directors, serves as a director on the Issuer’s board of directors (the “Board”). The Reporting Person may engage in discussions, including, without limitation, through Mr. Khosrowshahi (including in the course of his service as a director), with management of the Issuer, the Board, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy or control and future plans of the Issuer that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Subject to the foregoing and except as described in this Schedule 13D, neither the Reporting Person nor, to its best knowledge, its directors or executive officers, has any present plan or proposal which relates to, or would result in, any of the events referred to in paragraphs (a) though (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and reserves the right, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions or formulate and implement plans or proposals with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 535,902,982 Class A ordinary shares, which represent approximately 14.1% of the outstanding Class A ordinary shares as of December 31, 2023. The percent of class A ordinary shares beneficially owned by the Reporting Person was calculated based on the 3,813,340,767 Class A ordinary shares issued and outstanding as of December 31, 2023, as described in the Issuer’s report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2024. None of the persons named in Schedule I beneficially own any shares Class A ordinary shares.

(b) The Reporting Person has sole voting and sole dispositive power over an aggregate of 535,902,982 Class A ordinary shares. The Reporting Person’s shares of Class A Common Stock represent approximately 5.8% of the voting power of Issuer’s outstanding capital stock as of December 31, 2023.

(c) Other than the acquisition of the shares as reported herein, the Reporting Person and, to the best knowledge of the Reporting Person, the directors and executive officers of the Reporting Person have not effected any other transactions in the shares of the Issuer during the past 60 days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In March 2018, two wholly-owned subsidiaries of the Reporting Person signed and closed an agreement (the “Purchase Agreement”) with Grab Holdings Inc. (“Grab”), pursuant to which Grab acquired certain Uber assets and assumed certain Uber liabilities in Southeast Asia. In exchange for contributing Uber’s operations in Southeast Asia to Grab, affiliates of Uber received approximately 401 million shares of Grab Series G preferred stock on the closing date of the transaction and approximately 8 million additional shares of Grab Series G preferred stock during 2018 related to the resolution of certain post-close contingencies, for a total of approximately 409 million shares.

On December 1, 2021 (the “SPAC Closing Date”), pursuant to the Business Combination Agreement (the “Business Combination Agreement”) by and among Altimeter Growth Corp., the Issuer, J2 Holdings Inc., J3 Holdings Inc. and Grab, Grab and the Issuer completed their special acquisition company merger with Altimeter Growth Corporation, resulting in the Issuer becoming a publicly traded company. Upon the completion of the transactions on the SPAC Closing Date, the Reporting Person’s investment in Series G preferred shares of Grab converted into the newly issued Class A ordinary shares of the Issuer. Pursuant to the Business Combination Agreement, the Reporting Person received 535,902,982 Class A ordinary shares.

The foregoing descriptions of the Purchase Agreement and Business Combination Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as Exhibits 1 and 2 to this Statement, respectively, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Purchase Agreement, dated March 25, 2018, among Grab Holdings Inc., Uber International C.V. and Apparate International C.V. (incorporated by reference to Issuer’s Exhibit 10.19 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).
2	Business Combination Agreement, dated as of April 12, 2021, by and among Altimeter Growth Corp., GHL, J2 Holdings Inc., J3 Holdings Inc. and Grab Holdings Inc. (incorporated by reference to Issuer’s Exhibit 2.1 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 8, 2024

UBER TECHNOLOGIES, INC.

	By:	/s/ Prashanth Mahendra-Rajah
Name: Prashanth Mahendra-Rajah
Title: Chief Financial Officer

Schedule I

Directors and Executive Officers

The business address of each director and executive officer is c/o Uber Technologies, Inc., 1725 3rd Street San Francisco, CA 94158. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Dara Khosrowshahi	Chief Executive Officer and Director of Uber Technologies, Inc.
Prashanth Mahendra-Rajah	Chief Financial Officer of Uber Technologies, Inc.
Tony West	Senior Vice President, Chief Legal Officer and Corporate Secretary of Uber Technologies, Inc.
Nikki Krishnamurthy	Senior Vice President and Chief People Officer of Uber Technologies, Inc.
Jill Hazelbaker	Senior Vice President, Marketing and Public Affairs of Uber Technologies, Inc.
Ronald Sugar	Former Chairman and CEO, Northrop Grumman
Revathi Advaithi	CEO of Flex Ltd.
Turqi Alnowaiser(1)	Deputy Governor and Head of International Investments Division of The Public Investment Fund
Ursula Burns	Co-founder of Integrum Holdings, LP
Robert Eckert	Operating Partner of FFL Partners, LLC
Amanda Ginsberg	Operating Partner of Advent International
Wan Ling Martello	Co-founder and Partner of BayPine
John Thain	Chairman, Pine Island Capital Partners LLC
David Trujillo	Partner, TPG
Alexander Wynaendts(2)	Former CEO and Chairman, Aegon NV

(1) Mr. Alnowaiser is a citizen of the Kingdom of Saudi Arabia.

(2) Mr. Wynaendts is a citizen of the Netherlands.